Exhibit 1.02

CONFLICT MINERALS REPORT OF THE COOPER COMPANIES, INC.

IN ACCORD WITH RULE 13P-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

This Conflict Minerals Report (this “Report”) of The Cooper Companies, Inc. (together with its consolidated subsidiaries, “Cooper”, “we” or the “Company”) for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). Numerous terms in this Report are defined in the Rule and our Specialized Disclosure Report on Form SD and the reader is referred to those sources and to SEC Release No. 34-67716 issued by the Securities and Exchange Commission (the “Commission”) on August 22, 2012 for such definitions.

In accord with the Rule and pursuant to Form SD we undertook due diligence measures on the source and chain of custody of the necessary conflict minerals in our products that we had reason to believe may have originated from the Democratic Republic of the Congo (the “DRC”) or an adjoining country (collectively, the “Covered Countries”) and may not have come from recycled or scrap sources, to determine whether such products were “DRC conflict free”.

As permitted by the Rule and Form SD, and pursuant to the guidance regarding compliance with the Rule provided by the staff of the Commission, this Report does not include an independent private sector audit of the Report.

Company and Product Overview

We are a global medical device company which operates through two business units, CooperVision, Inc. and CooperSurgical, Inc.

CooperVision is a global manufacturer providing products for contact lens wearers. CooperVision develops, manufactures and markets a broad range of monthly, two-week and single-use contact lenses, featuring advanced materials and optics. CooperVision’s products are designed to solve vision challenges such as astigmatism, presbyopia and ocular dryness; with a broad collection of spherical, toric and multifocal contact lenses.

CooperSurgical focuses on supplying women’s health clinicians with products and treatment options to improve the delivery of healthcare to women. CooperSurgical’s primary objectives include internal growth and growth through acquisitions to expand its core businesses and the introduction of advanced technology-based products to aid clinicians in the management and treatment of commonly seen conditions. CooperSurgical customers are healthcare professionals and institutions providing care to and for women. CooperSurgical products support the point of healthcare delivery in the hospital, clinicians office and fertility clinics.

Design of Conflict Minerals Program

We designed our conflict minerals program to be in conformity, in all material respects, with the Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and related Supplements on Tin, Tantalum and Tungsten and on Gold (collectively, the “OECD Guidance”), recognized by the Commission as the only nationally or internationally-recognized due diligence framework (as required by Form SD), specifically as it relates to our position in the minerals supply chain as a “downstream” purchaser. The following summarizes the design components of our conflict minerals program as they relate to the framework set forth in the OECD Guidance:

1.	Establish company management systems.

•	We established a conflict minerals compliance team comprised of executives in our global supply chain, procurement, research and development, finance and legal departments to implement our conflict minerals program.

•	Our Code of Ethics and Business Conduct Policy requires all of our employees to take a proactive stance in complying with all laws and regulations applicable to us, and we are formalizing our internal policy that specifically addresses compliance with conflict mineral requirements.

•	We implemented a supply chain system of controls and transparency through the use of the Conflict Minerals Reporting Template issued by the Electronics Industry Citizenship Coalition (“EICC”) / Global e-Sustainability Intitiative (“GeSI”) (the “EICC Template”), a supply chain survey designed to identify the smelters and refiners that process the necessary conflict minerals contained in our products.

•	We strengthened our engagement with suppliers by educating them about the Rule, communicating our commitment to refrain from purchasing any products that are not conflict free, and engaging with them through the EICC Template and resulting due diligence efforts.

•	We maintain records relating to our conflict minerals program in accordance with our record retention guidelines.

2.	Identify and assess risks in our supply chain.

•	Subject matter experts in our global supply chain, procurement and research and development departments collaborate to identify direct suppliers that supply products or materials to us that may contain conflict minerals.

•	We conduct a supply chain survey using the EICC Template, requesting direct suppliers to identify smelters and refiners and country of origin of the conflict minerals in products or materials they supply to us.

•	We contact direct suppliers that do not respond to the supply chain survey by a specified date requesting responses, and contact direct suppliers that have returned incomplete responses to the supply chain survey requesting additional information.

•	We compare smelters and refiners identified by the supply chain survey against the list of facilities that have received a “conflict free” designation from the EICC/GeSI Conflict Free Smelter Program or other third party audit program, which designations provide country of origin and due diligence information on the conflict minerals sourced by such facilities.

3.	Design and implement a strategy to respond to identified risks. We will continue to engage with our suppliers that are, or are unable to determine whether they are, supplying us with products or materials that are not conflict free to encourage them to establish an alternative conflict free source of conflict minerals within a reasonable time frame.

4.	Carry out independent third party audit of supply chain due diligence at identified points in the supply chain. We do not have a direct relationship with any conflict mineral smelters or refiners, and we do not perform direct audits of these entities that provide our upstream suppliers with conflict minerals. We rely upon and monitor the development of such global stakeholder initiatives intended to facilitate third party audits and certifications of smelters and refiners, such as the EICC / GeSI Conflict-Free Smelter Program.

5.	Report on supply chain due diligence. This report is publicly available on our website at: www.investor.coopercos.com/governance.cfm.

Due Diligence Results

Because of our size, the breadth and complexity of our products, and the constant evolution of our supply chain, it has been difficult to identify actors upstream from our direct suppliers. As a downstream purchaser of conflict minerals, we rely on our direct suppliers to provide information on the origin of the conflict minerals contained in the products, components and materials supplied to us, including sources of conflict minerals that are supplied to them from their upstream suppliers.

Following our conflict minerals program described above, we identified 259 direct suppliers that supplied products or materials to us that may contain conflict minerals and sent to each of them the EICC Template. We received responses to the supply chain survey from 96% of the suppliers surveyed. We reviewed the responses against criteria developed to determine which required further engagement with our suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the EICC Template. We have worked directly with these suppliers to request and obtain revised responses and additional information.

Most of the suppliers that responded to our supply chain survey were unable to identify the smelter, refiner, mine or location of origin of the necessary conflict minerals contained in their products, largely due to an inability to obtain information from their upstream suppliers and confidentiality and proprietary information concerns. Additionally, the large majority of the responses we received provided data at a company or divisional level or, as described above, were unable to specify the smelters or refiners used for products or materials supplied to us. We are therefore unable to determine whether the conflict minerals reported by our suppliers were contained in actual products or materials supplied to us and incorporated into our products, and are unable to describe the facilities used to process those necessary conflict minerals or their country of origin.

Our efforts to determine the mine(s) or location(s) of origin of the necessary conflict minerals in our products with the greatest possible specificity consisted of the due diligence measures described in this Report.

The following is information regarding the few smelter or refiner facilities that were identified by our direct suppliers as possibly being a source of conflict minerals that may be present in products or materials that our direct suppliers sell to us:

Metal	Smelter or Refiner Facility Name	Country
Gold	Argor-Heraeus SA *	Switzerland
Tin	Butterworth Smelter	Malaysia
Tin	PT Koba Tin	Indonesia
Tin	PT Timah *	Indonesia

*	We confirmed that these smelters or refiners have received a “conflict free” designation from the EICC / GeSI Conflict-Free Smelter Program as of May 29, 2014.

Steps to be Taken to Mitigate Risk

We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary conflict minerals in our products could benefit armed groups in the Covered Countries:

•	Increase the response rate to our supply chain surveys.

•	Improve the transparency in the upstream chain of custody of conflict minerals in our supply chain.

•	Enhance supplier communication, training and escalation process to improve due diligence data accuracy.

•	Engage any of our suppliers found to be supplying us with conflict minerals that are not conflict free to establish an alternative source of conflict free conflict materials.

•	Formalize our internal policy that specifically addresses compliance with conflict mineral requirements and communicate our policy and expectations to our suppliers.